UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-38742

CUSIP Number: 00165R101

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Advent Technologies Holdings, Inc.

Full Name of Registrant

AMCI Acquisition Corp.

Former Name if Applicable

5637 La Ribera St., Suite A

Address of Principal Executive Office (Street and Number)

Livermore, CA 94550

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Advent Technologies Holdings, Inc. (the “Company,” “we,” “us” or “our”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2024 (the “Form 10-K”) on or before the prescribed due date. As previously disclosed in that certain Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2024, as amended by that certain Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 2, 2024, the Company engaged M&K CPAS, PLLC (“M&K”) as its new independent registered public accounting firm. M&K is working diligently to perform its initial audit of the Company’s financial statements for the fiscal year ended December 31, 2024, but will require additional time with the Company to complete the final review of the Company’s financial statements and other disclosures in the Annual Report. The Company and M&K are, and have been, working diligently to complete the Company’s Form 10-K as soon as possible and anticipate that the Form 10-K will be filed within fifteen calendar days following the prescribed due date in compliance with Rule 12b-25(b).

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gary Herman	925	455-9400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company filed its Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “Third Quarter 10-Q”) on December 27, 2024 after the required filing date of November 14, 2024, as disclosed in that certain Notification of Late Filing on Form 12b-25 filed with the Securities and Exchange Commission on November 14, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Advent Technologies Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2025	By:	/s/ Gary Herman
Gary Herman Chief Executive Officer

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